UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ To _____

Commission file number 1-44



ARCHER-DANIELS-MIDLAND COMPANY

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its
principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

Financial Statements and Supplemental Schedules

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2011 and 2010
With Report of Independent Registered Public Accounting Firm

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Financial Statements and Supplemental Schedules

Years Ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm

The Benefit Plans Committee
ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the Salaried Plan) and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Hourly Plan) (collectively, the Plans) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the Plans for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for the Plans referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2011 and 2010, and the changes in their net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plans' management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

St. Louis, MO
June 18, 2012

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits

| | December 31, 2011 | |
	Salaried Plan	Hourly Plan
Assets		
Interest in Master Trust at fair value	**$974,282,798**	**$294,114,698**
Notes receivable from participants	**19,377,304**	**15,360,183**
Contributions receivable from employer	**2,215,160**	**1,702,211**
Total assets available for benefits at fair value	**$995,875,262**	**$311,177,092**
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(4,535,208)**	**(1,659,238)**
Net assets available for benefits	**$991,340,054**	**$309,517,854**

| | December 31, 2010 | |
	Salaried Plan	Hourly Plan
Assets		
Interest in Master Trust at fair value	$948,917,335	$289,811,747
Notes receivable from participants	18,645,842	12,271,096
Contributions receivable from employer	2,108,896	1,598,248
Total assets available for benefits at fair value	969,672,073	303,681,091
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,627,548)	(935,509)
Net assets available for benefits	$967,044,525	$302,745,582

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31, 2011 | |
	Salaried Plan	Hourly Plan
Additions:		
Net investment (loss) from plan interest in Master Trust	$ (9,271,966)	$ (2,918,544)
Interest income from participant notes receivable	944,867	622,204
Contributions from employer	26,123,223	16,399,333
Contributions from participating employees	44,383,564	22,151,677
Transfers	23,354,876	938,520
	85,534,564	37,193,190
Deductions:		
Withdrawals	61,239,035	26,263,079
Transfers	-	4,157,839
	61,239,035	30,420,918
Net increase	24,295,529	6,772,272
Net assets available for benefits at beginning of year	967,044,525	302,745,582
Net assets available for benefits at end of year	$991,340,054	$309,517,854

| | Year Ended December 31, 2010 | |
	Salaried Plan	Hourly Plan
Additions:		
Net investment gain from plan interest in Master Trust	$ 52,780,830	$ 12,026,916
Interest income from participant notes receivable	1,028,452	592,803
Contributions from employer	24,585,973	15,223,961
Contributions from participating employees	41,165,937	19,972,826
Transfers	2,723,945	-
	122,285,137	47,816,506
Deductions:		
Withdrawals	47,424,472	18,567,445
Transfers	-	2,722,343
	47,424,472	21,289,788
Net increase	74,860,665	26,526,718
Net assets available for benefits at beginning of year	892,183,860	276,218,864
Net assets available for benefits at end of year	$967,044,525	$302,745,582

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements

1. Description of the Plans

General

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the Salaried Plan) and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Hourly Plan) (collectively, the Plans), each of which includes an employee stock ownership component, are defined contribution plans available to all eligible salaried and hourly employees of Archer-Daniels-Midland Company (ADM or the Company) and its participating affiliates. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plans provides only general information. Participants should refer to the appropriate plan document and the prospectus for a more complete description of the applicable plan's provisions.

Employee eligibility varies by employment class, location, and employment status. Complete information regarding employee eligibility is described in the plan documents, summary plan descriptions, and, in certain cases, an appendix to the appropriate plan.

Arrangement with Related Party

The assets of the Plans are held by Hickory Point Bank & Trust, FSB, through a master trust agreement (the Master Trust). The Plans hold investments in ADM common stock which are permitted parties-in-interest transactions. Furthermore, dividends paid on ADM common stock held in participant accounts are automatically reinvested in additional shares of the Company's common stock unless the participant has elected to receive a distribution of such dividends in cash. Shares of ADM common stock are purchased on the market with any dividends received by the plan and not distributed. The Plans held 16,355,111 and 16,611,705 shares of ADM common stock as of December 31, 2011 and 2010, respectively. There is no time requirement for holding common stock purchased with ordinary dividends. The total amount of dividends paid on ADM common stock for December 31, 2011 and 2010, was $10,622,515 and $10,102,631, respectively.

Contributions

Under the terms of the Plans, employees electing to participate can contribute from 1% up to as much as 50% of their compensation to the plan, subject to certain Internal Revenue Service (IRS) limitations and the respective plan's provisions for the participating location. Participants age 50 or older can make additional "catch-up" contributions, up to the limits allowed under the tax laws. Eligible new hires on or after January 1, 2009 are automatically enrolled at 6% unless they file an affirmative election requesting a higher or lower participation percentage within the terms of the applicable plan.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

ADM's matching contributions are made in cash. The Company also makes a non-elective contribution of 1% of plan-defined compensation to all eligible employees' accounts, subject to each plan's provisions, which may vary by participating locations. For participants hired on or after January 1, 2009, the Company's match and non-elective contributions vest over a two-year period. For participants hired before January 1, 2009, the Company match and non-elective contributions vest immediately. For the Hourly Plan, the Company contributions and vesting rules may vary for hourly bargaining unit employees. Employees should refer to the plan appendix applicable to their plan and participating location for more complete information regarding employee contributions, employer match, and non-elective contribution eligibility and limitations.

Forfeitures

Participants forfeit their nonvested balances upon the earlier of the full distribution of their vested account following termination of employment or a break in service of five years. If a participant receives a distribution of his or her vested account, and the participant is rehired before incurring a five-year break in service, any nonvested balance that previously was forfeited will be reinstated if the participant repays the vested balance that was distributed. Forfeited balances of terminated participant's nonvested accounts are applied to pay administrative expenses, used to reduce employer contributions, or otherwise applied in accordance with the terms of the plan. Unallocated forfeiture balances as of December 31, 2011 and 2010, were $1,146,150 and $469,803, respectively. There were no forfeitures used to reduce employer contributions in 2011 and 2010. Forfeitures used to pay administrative expenses for 2011 were $278,173.

Investment Options

Participants may invest their contributions in one or more of the investment options offered by the Plans, including ADM common stock. Participants can elect at any time to convert all or any number of the shares of ADM common stock held in their accounts to cash and have the cash transferred within the plan to be invested in the investment options available under the applicable plan. Participants can also elect to sell any portion of the investment options in their accounts and reinvest the proceeds in one or more of the other investment options.

Participant Loans

For eligible salaried and hourly employees, loans are allowed for general purposes or for home purchase. For the Hourly Plan, some hourly bargaining unit employees' loans are limited to certain hardship situations or home purchase. General purpose and hardship loans are available for terms of up to five years, and home purchase loans are available for terms of up to ten years.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Eligible participants may borrow from their plan accounts a minimum of $1,000 or the amount available to the participant up to the lesser of $50,000 less the participant's highest outstanding vested loan balance within the past year, 50% of their vested participant account balance, or 100% of their loan-eligible plan accounts. A "loan-eligible plan account" for this purpose is any plan account except an account reflecting Roth contributions (including Roth 401(k) contributions and Roth account rollovers) and earnings thereon. A maximum of one loan may be outstanding to a participant at any time.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate at the time of the loan's issuance plus 1%. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck. Eligibility for the general purpose loan varies by each plan's provisions.

Complete information regarding participant loans is described in the plan document, summary plan description, participant loan policy statement, and, in certain cases, an appendix to the appropriate plan.

Participant Accounts

Each participant's account contains the participant's contributions, rollover or transferred accounts from other qualified plans, the Company's matching and non-elective contributions, and investment earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Withdrawal

The vested value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted within a 90-day period following automatic enrollment, upon reaching age 59 ½, or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

Plan Merger

Effective December 31, 2010, the Company acquired Alimenta (USA) Inc., and as a result of the transaction, now owns 100% of Golden Peanut Company LLC ("Golden Peanut"). On December 31, 2011, the assets of the Golden Peanut 401(k) Plan were sold and transferred into the Plans. Former employees of Golden Peanut began participating in the Plans effective January 1, 2012. The net assets transferred to the Plans, which consist of cash of $19,475,697 and loans of $665,463, are reflected in the statements of changes in net assets available for benefits as a transfer from another qualified plan.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plans are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

New Accounting Standards

Effective December 31, 2012, the Company will be required to adopt the amended guidance of Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* which clarifies or changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this amended guidance may require expanded disclosure in the notes to the Plans' financial statements but does not impact the Plans' financial results.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Further information regarding the valuation techniques used to measure the fair value of investment assets held by the Plans and the Master Trust is included in the Fair Value Measurements footnote (see Note 3).

As described in ASC Topic 962, *Plan Accounting – Defined Contribution Pension Plans,* investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Master Trust's investment in the Galliard Stable Value Fund (the Fund) is considered a fully benefit-responsive investment contract. As required by ASC 962, the statements of net assets available for benefits presents the fair value of the investment in the Fund as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Fund has been estimated based on the fair value of the underlying investment contracts in the Fund as reported by the manager of the Fund. The contract value of the Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Reclassifications

Certain items in prior year financial statements have been reclassified to conform to the current year's presentation.

3. Fair Value Measurements

The Plans' assets are valued as required by ASC 820. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In evaluating the significance of fair value inputs, the Plans generally classify assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that, individually or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities. Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Valuation techniques used are

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

ADM and other common stock:
Equity securities are valued based on quoted exchange prices and are classified within Level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Galliard Stable Value Fund:
The fair value of the Fund, as discussed in Notes 2 and 4, is the fair value of the security-backed contracts and short-term investment fund held by the Fund. The fair value of the security-backed contracts is based on the fair value of the underlying securities and is determined by the net asset value of the fixed income collective trust fund multiplied by the number of units held by the Fund as reported by the investment manager. The assets within the Fund are classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe the valuation methods are appropriate and consistent with other market participants' methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plans' policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period. For the years ended December 31, 2011 and 2010, the Plans had no transfers between Levels 1, 2, and 3.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by Level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2011. This table does not include Master Trust cash, accrued investment income, or the effect of pending transactions of $20,190,442 in accordance with the disclosure requirements of ASC 820.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock:				
ADM	$ 468,120,526	$ -	$ -	$468,120,526
U.S. companies	3,256,829	-	-	3,256,829
Mutual funds:				
Domestic equity	404,045,787	-	-	404,045,787
International equity	39,557,810	-	-	39,557,810
Balanced	49,896,669	-	-	49,896,669
Fixed income	56,190,934	-	-	56,190,934
Galliard Stable Value Fund:				
Collective trust funds – fixed income	-	227,138,499	-	227,138,499
Total assets at fair value	$1,021,068,555	$227,138,499	$ -	$1,248,207,054

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by Level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2010. This table does not include Master Trust cash, accrued investment income, or the effect of pending transactions of $732,818 in accordance with the disclosure requirements of ASC 820.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock:				
ADM	$ 500,063,136	$ -	$ -	$ 500,063,136
U.S. companies	3,035,577	-	-	3,035,577
Mutual funds:				
Domestic equity	381,960,576	-	-	381,960,576
International equity	45,252,482	-	-	45,252,482
Balanced	45,445,190	-	-	45,445,190
Fixed income	55,038,869	-	-	55,038,869
Galliard Stable Value Fund:				
Collective trust funds – fixed income	-	207,200,434	-	207,200,434
Total assets at fair value	$1,030,795,830	$207,200,434	$ -	$1,237,996,264

Level 3 Gains and Losses:

There are no assets in the Master Trust classified as Level 3 in the fair value hierarchy; therefore there are no gains or losses to disclose.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Galliard Stable Value Fund

The Fund is managed exclusively for participants of the Plans. The Fund seeks safety and stability in its investment approach. The Fund may utilize guaranteed investment contracts and/or synthetic investment contracts as part of its investment strategy. The Fund may utilize individual securities and/or pooled vehicles as underlying investments of synthetic investment contracts. Participant-directed redemptions generally have no restrictions; however, plan-initiated redemptions and/or other major events may necessitate restrictions. The fair value of the Fund has been estimated based on the fair value of the underlying investment contracts in the Fund as reported by the manager of the Fund. The fair value differs from the contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would generally receive if they were to initiate permitted transactions under the terms of the plan.

The Master Trust invests in security-backed investment contracts through the Fund. The Fund primarily invests in common collective trusts, as well as wrapper contracts. The wrapper contracts provide assurance that future adjustments to the variable crediting rates of investments in the common collective trust cannot result in a crediting rate less than zero.

The wrapper contracts are investment contracts issued by an insurance company or other financial institution, backed by the portfolio of bonds that are owned by the common collective trusts in which the Fund is invested. The portfolio underlying the contract is maintained separately from the contract issuer's general assets by a third-party custodian. The interest crediting rate of the wrapper contracts is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized; usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of security-backed investment contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract, and the existing difference between the fair value and contract value of the assets within the contract.

The Fund uses a compound net crediting rate formula, which reflects fees paid to security-backed contract issuers.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Galliard Stable Value Fund (continued)

The security-backed investment contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent.

The crediting rate of security-backed investment contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed investment contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The yield on the Fund at December 31, 2011 and 2010, was 1.64% and 2.53%, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at those dates. The yield on the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2011 and 2010, was 2.63% and 3.06%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at those dates.

Security-backed investment contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events that may trigger a market value adjustment. At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund's ability to transact at contract value with participants, is probable.

Security-backed investment contracts generally contain termination provisions, allowing the Fund or the contract issuer to terminate with notice at any time at fair value and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Fund defaults on its obligations under the security-backed contract (including the issuer's determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

5. Master Trust Investment Information

The Plans' investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. The Salaried and Hourly Plan's interest in the net assets of the Master Trust was approximately 76% and 24% at December 31, 2011 and 2010, respectively.

The following table presents the investments for the Master Trust:

	December 31	
	2011	2010
Assets		
Cash	$ 21,075,903	$ 895,897
Investment securities at fair value:		
ADM common stock	468,120,526	500,063,136
Mutual funds	549,691,200	527,697,117
Galliard Stable Value Fund	227,138,499	207,200,434
Other common stock	3,256,829	3,035,577
	1,248,207,054	1,237,996,264
Accrued investment income	382,639	474,849
Pending transactions	(1,268,100)	(637,928)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,194,446)	(3,563,057)
	$1,262,203,050	$1,235,166,025

Summarized financial information with respect to the Master Trust's net investment gain (loss) is as follows:

	Year Ended December 31	
	2011	2010
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
ADM common stock	$(20,235,790)	$(19,188,791)
Mutual funds	(27,538,013)	55,671,028
Other common stock	660,035	(76,488)
	$(47,113,768)	$ 36,405,749
Dividend and interest income	$ 34,923,258	$ 28,401,997

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

6. Plan expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged to the Master Trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. The stable value fund and mutual funds incur expenses in the course of their operations and distribute returns to shareholders based on the funds' net income. Accordingly, these costs are not shown in plan expenses. Participants are charged check processing fees in certain circumstances. Costs of administering the Plans, including the trustee, record-keeper, and audit fees, are currently paid by the Plans' sponsor, ADM. While it is anticipated that ADM will continue to pay these costs, the Plans permit the reasonable expenses of administering the Plans to be paid from the trust fund. Forfeitures of $278,173 were used to pay administrative expenses in 2011.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plans' financial statements to the Form 5500:

	December 31, 2011	
	Salaried Plan	**Hourly Plan**
Net assets available for benefits per the financial statements	**$991,340,054**	**$309,517,854**
Adjustments to contract value for fully benefit-responsive investment contracts	**4,535,208**	**1,659,238**
Amounts allocated to deemed distributions	**(43,573)**	**-**
Amounts allocated to withdrawing participants	**(99,641)**	**(106,927)**
Net assets available for benefits per the Form 5500	**$995,732,048**	**$311,070,165**

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

| | December 31, 2010 | |
	Salaried Plan	Hourly Plan
Net assets available for benefits per the financial statements	$967,044,525	$302,745,582
Adjustments to contract value for fully benefit-responsive investment contracts	2,627,548	935,509
Amounts allocated to deemed distributions	(38,950)	-
Amounts allocated to withdrawing participants	(544,274)	(214,246)
Net assets available for benefits per the Form 5500	$969,088,849	$303,466,845

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value.   Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of net change in net assets per the Plans' financial statements to the Form 5500:

| | Year Ended December 31, 2011 | |
	Salaried Plan	Hourly Plan
Net increase in net assets per the financial statements	$24,295,529	$6,772,272
Amounts allocated to deemed distributions	(4,623)	-
Amounts allocated to withdrawing participants	444,633	107,319
Adjustments to contract value for fully benefit-responsive investment contracts	1,907,660	723,729
Net increase in net assets per the Form 5500	$26,643,199	$7,603,320

Amounts allocated to withdrawing participants were recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2011, but not yet paid.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

9. Income Tax Status

The Salaried Plan and Hourly Plan received determination letters from the IRS dated July 27, 2007 and August 3, 2007, respectively, stating the Plans are qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the Master Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plans were amended and restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. ADM believes the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plans, as amended and restated, are qualified and the Master Trust is exempt from taxation. The Plans are awaiting response for updated determination letters filed on January 28, 2011.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and, has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10. Risks and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

EIN: 41-0129150

Plan 029

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	**Description**	**Current Value**
Participant loans*	Loans, interest rates from 4.25% to 10.00%	$19,377,304

* Parties in interest.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

EIN: 41-0129150

Plan 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	**Description**	**Current Value**
Participant loans*	Loans, interest rates from 4.25% to 9.50%	$15,360,183

* Parties in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Ray G. Young

Ray G. Young
Senior Vice President and
 Chief Financial Officer

Dated: June 18, 2012

Exhibit Index

Exhibit	Description
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42612 dated July 31, 2000, as amended by Post-Effective Amendment No. 1 dated for August 8, 2000) pertaining to the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (formerly ADM 401(k) Plan for Salaried Employees) and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (formerly ADM 401(k) Plan for Hourly Employees) and the Registration Statements (Form S-8 No. 333-75073 dated March 26, 1999, and Form S-8 No. 333-37694 dated May 24, 2000) pertaining to the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (as successor in interest to the ADM Employee Stock Ownership Plan for Salaried Employees) and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (as successor in interest to the ADM Employee Stock Ownership Plan for Hourly Employees) of our report dated June 18, 2012, with respect to the financial statements and supplemental schedules of the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

/s/ Ernst & Young LLP
Ernst & Young LLP

St. Louis, MO
June 18, 2012